UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BONA FILM GROUP LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

09777B107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09777B107	Page 2 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA I, L.P. IRS Identification No. 20-3514012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,296,678
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,296,678
11.	Aggregate amount beneficially owned by each reporting person 1,296,678
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 09777B107	Page 3 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

20-4387549

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 148,993
	9.	Sole dispositive power 0
	10.	Shared dispositive power 148,993
11.	Aggregate amount beneficially owned by each reporting person 148,993
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 09777B107	Page 4 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

20-4887879

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 200,691
	9.	Sole dispositive power 0
	10.	Shared dispositive power 200,691
11.	Aggregate amount beneficially owned by each reporting person 200,691
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 09777B107	Page 5 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3348112
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 09777B107	Page 6 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 09777B107	Page 7 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 09777B107	Page 8 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%
14.	Type of reporting person (see instructions) IN

PREAMBLE

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, as last amended by Amendment No. 2 on February 12, 2013, filed by Sequoia Capital China I, L.P. (“SCC I”), Sequoia Capital China Partners Fund I, L.P. (“SCC PTRS I”), Sequoia Capital China Principals Fund I, L.P. (“SCC PRIN I”), Sequoia Capital China Management I, L.P. (“SCC MGMT I”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”) (collectively, the “Reporting Persons”), relating to ordinary shares of Bona Film Group Limited. This Schedule 13D is being filed as a result of the events described in Item 4 below.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the ordinary shares, par value US$0.0005 per share (the “Ordinary Shares”), of Bona Film Group Limited, a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) SCC I; (2) SCC PTRS I; (3) SCC PRIN I; (4) SCC MGMT I; (5) SCC HOLD; (6) SNP; and (7) NS, a Hong Kong SAR citizen. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I. SCC HOLD is the General Partner of SCC MGMT I. SNP is the Director of, and wholly owns, SCC HOLD. NS is the Director of, and wholly owns SNP. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Consortium. See Item 4 below.

(b) The business address of the Reporting Persons is Suite 3613, 36/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(c) The principal occupation or employment of SCC MGMT I is to serve as general partner of SCC I, SCC PTRS I and SCC PRIN I. The principal occupation or employment of each of SCC I, SCC PTRS I and SCC PRIN I is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT I. The principal occupation or employment of SNP is to serve as the Director and parent company of SCC HOLD. The principal occupation or employment of NS is to serve as the Director and whole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCC MGMT I, SCC I, SCC PTRS I, SCC PRIN I, and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. NS is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 1,646,362, all of which were issued upon conversion of certain preferred shares of the Issuer purchased prior to the Issuer’s initial public offering, as described below. The source of the funds used to purchase the preferred shares of the Issuer was capital contributions by the partners of such Reporting Persons and the available funds of such entities.

In July 2007, pursuant to a Subscription Agreement dated July 10, 2007, (i) SCC I purchased 196,900 series A preferred shares for an aggregate consideration of $3,150,400; (ii) SCC PTRS I purchased 22,625 series A preferred shares for an aggregate consideration of $362,000; and (iii) SCC PRIN I purchased 30,475 series A preferred shares for an aggregate consideration of $487,600.

In 2009, pursuant to a Subscription Letter, and further pursuant to that certain Secured Convertible Note and Warrant Purchase Agreement dated June 15, 2007, (i) SCC I exercised its warrant to purchase 2,127 series A preferred shares; (ii) SCC PTRS I exercised its warrant to purchase 244 series A preferred shares; and (iii) SCC PRIN I exercised its warrant to purchase 329 series A preferred shares.

The Issuer effected a 1:100 share split in 2010, resulting in the 252,700 aggregate series A preferred shares being split into 25,270,000 aggregate series A preferred shares. Additionally, the Issuer effected a 16:1 reverse share split in 2010, resulting in the 25,270,000 series A preferred shares being converted into 1,579,375 series A preferred shares. All of the series A preferred shares were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 2,909,380 Ordinary Shares on the basis of 1.8421 ordinary shares for each series A preferred share.

In July 2009, pursuant to a Series B Preferred Share Subscription Agreement dated July 7, 2009, (i) SCC I purchased 11,179 series B-1 subscribed shares for an aggregate consideration of $196,900; (ii) SCC PTRS I purchased 1,285 series B-1 subscribed shares for an aggregate consideration of $22,625; and (iii) SCC PRIN I purchased 1,730 series B-1 subscribed shares for an aggregate consideration of $30,475. Additionally, (i) SCC I purchased 8,695 series B-2 subscribed shares for an aggregate consideration of $196,900; (ii) SCC PTRS I purchased 999 series B-2 subscribed shares for an aggregate consideration of $22,625; and (iii) SCC PRIN I purchased 1,346 series B-2 subscribed shares for an aggregate consideration of $30,475. The Issuer effected a 1:100 share split in 2010, resulting in an aggregate of 25,234 aggregate series B preferred shares being split into 2,523,400 series B preferred shares.

In June 2010, pursuant to a Share Subscription Agreement dated June 28, 2010, (i) SCC I purchased 998,902 series B-3 subscribed shares for an aggregate consideration of $393,800; (ii) SCC PTRS I purchased 114,780 series B-3 subscribed shares for an aggregate consideration of $45,250; and (iii) SCC PRIN I purchased 154,604 series B-3 subscribed shares for an aggregate consideration of $60,950.

The Issuer effected a 16:1 reverse share split in 2010, resulting in the aggregate 3,791,686 series B preferred shares being converted into an aggregate of 236,982 series B preferred shares. All of the series B preferred shares were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 236,982 Ordinary Shares on the basis of one ordinary share for each series B preferred share.

In May 2012, pursuant to a Securities Transfer Agreement dated May 11, 2012, SCC I , SCC PTRS I and SCC PRIN I sold an aggregate of 1,500,000 ordinary shares to Skillgreat Limited for an aggregate consideration of $17,100,000.

ITEM 4.	PURPOSE OF TRANSACTION.

On June 12, 2015, Mr. Dong Yu, and certain of his affiliated entities (collectively, the “Chairman Parties”), Fosun International Limited, Fosun International Holdings Ltd., Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade Companhia Seguros S.A. (collectively, “Fosun Entities”) and SCC I, SCC PTRS I and SCC PRIN I (collectively, the “Sequoia Funds” and together with the Fosun Entities and the Chairman Parties, the “Consortium”) submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Board of Directors of the Issuer (the “Board”). In the Proposal Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction (as defined below). Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding share capital of the Issuer (other than the Shareholder Shares (as defined below), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$13.70 in cash per American Depositary Share of the Issuer (“ADS,” with each two ADSs representing one Ordinary Share), or $27.40 in cash per Ordinary Share, as the case may be. In the Proposal Letter, the Consortium stated that it has held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction. The Proposal also provides that, among other things, (a) the Consortium’s financing providers will need to conduct customary legal, financial and accounting due diligence on the Issuer, and (b) the Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

On June 12, 2015, in connection with the Proposal, the Chairman Parties entered into a consortium agreement (the “Consortium Agreement”) with the Fosun Entities and the Sequoia Funds, pursuant to which the Consortium agreed to cooperate in good faith in connection with the Proposal to acquire all of the outstanding share capital of the Issuer, through a going-private transaction (the “Transaction”), other than those shares beneficially owned by the members of the Consortium (the “Shareholder Shares”) or that will be rolled over by other shareholders in connection with the proposed Transaction. The Consortium Agreement provides, among other things, for coordination in (a) the evaluation of the Issuer, including conducting due diligence of the Issuer and its business, (b) discussions regarding the Proposal (as defined below) with the Issuer, and (c) the negotiation of the terms of definitive documentation in connection with the Proposal. The Consortium Agreement also requires the Reporting Persons, for a period beginning on the effective date of the Consortium Agreement and ending on the 9-month anniversary of such date, not to (i) make a competing proposal that involves the direct or indirect acquisition of 10% or more of the Issuer’s Ordinary Shares, a sale of all or any significant amount of the assets of the Issuer, a restructuring or recapitalization of the Issuer, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Proposed Transaction or (ii) acquire or dispose of any shares, warrants, options or other securities which are convertible into or exercisable for shares in the Issuer, other than through the Proposed Transaction.

References to each of the Consortium Agreement and the Proposal Letter in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement or the Proposal Letter, as applicable,, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Select Global Market, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares are based upon 32,402,346 Ordinary Shares outstanding as of June 12, 2015 relying on information provided by the Issuer). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 1,646,362 Ordinary Shares of the Issuer, representing approximately 5.1% of the outstanding Ordinary Shares of the Issuer. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC I beneficially owns 1,296,678 Ordinary Shares, which represents approximately 4.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS I beneficially owns 148,993 Ordinary Shares, which represents approximately 0.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PRIN I beneficially owns 200,691 Ordinary Shares, which represents approximately 0.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT I, as general partner of SCC I, SCC PTRS I and SCC PRIN I, may be deemed to beneficially own an aggregate of 1,646,362 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 1,646,362 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 1,646,362 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 1,646,362 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Reporting Persons may be deemed to be a “group” with the Chairman Parties and the Fosun Entities for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal Letter (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by the Chairman Parties and the Fosun Entities. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by the Chairman Parties or the Fosun Entities. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of February 12, 2013, by and among SCC MGMT I, SCC I, SCC PTRS I, SCC PRIN I, SCC HOLD, SNP and NS (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 12, 2013).

2	Consortium Agreement, dated as of June 12, 2015, by and among the Chairman Parties (as defined therein), the Fosun Entities (as defined therein) and the Sequoia Entities (as defined therein).

3	Proposal Letter to the Issuer from the Consortium Members (as defined therein), dated June 12, 2015.

4	Subscription Agreement, dated as of July 10, 2007, by and among Tyner Group Limited, Beijing Bona New World Media Technology Co., Ltd., Beijing Polybona Film Distribution Co., Ltd., Beijing Bona Film Culture Communication Co., Ltd., Beijing Bona Advertising Co., Ltd., Yu Dong, Yu Hai, SIG China Investments One, Ltd., SCC I, SCC PTRS I and SCC PRIN I (incorporated by reference to Exhibit 4.4 to the Form F-1filed on November 17, 2010 with the Securities and Exchange Commission).

5	Bona International Film Group Limited Series B Preferred Share Subscription Agreement, dated as of July 7, 2009, by and among Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., Beijing Polybona Film Distribution Co., Ltd., Beijing Bona Film Culture Communication Co., Ltd., Beijing Bona Advertising Co., Ltd., Beijing Bona Mei Tao Culture Media Co., Ltd., Zhejiang Bona Movie and Television Production Co., Ltd., Yu Dong, Yu Hai, Shi Nansun, Huang Hsin-Mao, Bona Entertainment Company Limited, Distribution Workshop (BVI) Ltd., Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., SCC I, SCC PTRS I, SCC PRIN I, SINA Hong Kong Limited, Zero2IPO China Fund II, L.P. and Wayford Enterprises Limited (incorporated by reference to Exhibit 4.5 to the Form F-1filed on November 17, 2010 with the Securities and Exchange Commission).

6	Bona International Film Group Limited Share Subscription Agreement, dated as of June 28, 2010, by and among Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., Beijing Baichuan Film Distribution Co., Ltd., Beijing Bona Film Culture Communication Co., Ltd., Beijing Bona Advertising Co., Ltd., Beijing Bona Mei Tao Culture Media Co., Ltd., Zhejiang Bona Movie and Television Production Co., Ltd., Bona Entertainment Company Limited, Distribution Workshop (BVI) Ltd., Yu Dong, Yu Hai, Blooming Capital Limited, Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., SCC I, SCC PTRS I, SCC PRIN I, SIG China Investments One, Ltd., Zero2IPO China Fund II, L.P., Wayford Enterprises Limited and Jeffrey Chan (incorporated by reference to Exhibit 4.6 to the Form F-1filed on November 17, 2010 with the Securities and Exchange Commission).

7	Secured Convertible Note and Warrant Purchase Agreement, dated June 15, 2007, by and among Tyner Group Limited, Ms. SHI, Nan Sun and Mr. YU, Dong, and SCC I, SCC PTRS I and SCC PRIN I.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2015

Sequoia Capital China I, L.P.
Sequoia Capital China Partners Fund I, L.P.
Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P.,
a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management I, L.P.,
a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited, a Cayman Islands limited liability company

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen